P.E. 1/31/02

02014918

No. 0036

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2002

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________)

Enclosure: Professional Staff plc – Announcement of Insider Trades for the quarter ended 31st December 2001

Professional Staff plc

Announcement of Insider Trades for the quarter ended 31 December 2001

At 31st December, the beneficial interests of the board of directors were as follows:

	Ordinary 2p shares	
	Shares owned	Option / Warrants
B P Blackden	876,500	75,000
J C Benjamin	0	30,000
A R Dixey	69,000	250,000
J C Maynard	2,000	30,000
T Unterberg	0	200,000
K A Worrall	30,500	255,000